                                                                     Exhibit 5.1

                       [LOWENSTEIN SANDLER PC LETTERHEAD]





                                             January 26, 2000

Spigadoro, Inc.
70 East 55th Street
24th Floor
New York, New York 10022

Dear Sirs:

     In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of an aggregate of 4,892,480 shares (the "Shares") of common stock, par value $.01 per share, of Spigadoro, Inc., a Delaware corporation (the "Company"), including (i) 4,209,239 Shares which are currently issued and outstanding (the "Outstanding Shares") and (ii) 683,241 Shares which are issuable upon exercise of currently outstanding options and warrants (the "Issuable Shares"), we have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion.

     Upon the basis of such examination, we advise you that, in our opinion, (i) the Outstanding Shares have been duly authorized, validly issued and are fully paid and non-assessable and (ii) the Issuable Shares have been duly authorized and, when issued in accordance with the terms and conditions of such outstanding securities (including the due payment of any exercise price therefor specified in such securities), will be validly issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading "Legal Matters" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                                    Very truly yours,

                                                    LOWENSTEIN SANDLER PC